EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement Form S-4 and related prospectus/disclosure statement of NCI Building Systems, Inc. for the offer to exchange cash and shares of common stock for any and all $180,000,000 in principal amount of 2.125% Convertible Senior Subordinated Notes due 2024 and the incorporation by reference therein of our report dated December 22, 2008, with respect to the consolidated financial statements and schedule of NCI Building Systems, Inc., for the year ended November 2, 2008, attached as Exhibit 99.1 to NCI Building Systems, Inc.’s Current Report on Form 8-K filed September 10, 2009, with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
October 9, 2009